Exhibit A

Pursuant to the instructions in Item 7 of Schedule 13G, the following lists the identity and Item 3 classification of each relevant entity that may be deemed to beneficially own shares of the security class being reported on this Schedule 13G.

M&G Plc	(HC)
M&G Investment Management Limited	(FI)
M&G Luxembourg S.A.	(FI)

Exhibit B

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of a statement on Schedule 13G (including any and all amendments thereto) with respect to Common Stock of Spirit Aviation Holdings, Inc and further agree that this Joint Filing Agreement shall be included as an Exhibit to such joint filings.

The undersigned further agree that each party hereto is responsible for the timely filing of such Statement on Schedule 13G and/or 13D and any amendments thereto, and for the accuracy and completeness of the information concerning such party contained therein; provided, however, that no party is responsible for the accuracy or completeness of the information concerning any other party, unless such party knows or has reason to believe that such information is inaccurate.
This Joint Filing Agreement may be signed in counterparts with the same effect as if the signature on each counterpart were upon the same instrument.

IN WITNESS WHEREOF, the undersigned have executed this Agreement as of the date written below.

Date: 07th August 2025

M&G Plc

By: _____
Tamara Postoj
Regulatory Reporting Technical Manager

M&G Investment Management Limited

By: _____
Tamara Postoj
Regulatory Reporting Technical Manager

M&G Luxembourg S.A.

By: _____
Tamara Postoj]
Regulatory Reporting Technical Manager